New issue announcement
Perth, Australia: Orbital Engine Corporation Limited today announced that it issued a total of 96,234 fully paid ordinary shares on February 11, 2003 to eligible employees pursuant to the terms of its Employee Share Plan.

The shares were issued for nil consideration at a value of A$0.17 per share.

Orbital now has 356,601,248 fully paid ordinary shares on issue.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668